UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Immunomedics, Inc.

(Name of Subject Company)

Immunomedics, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

452907108
(CUSIP Number of Class of Securities)

Usama Malik

Chief Financial Officer, Chief Business Officer

Immunomedics, Inc.

300 The American Road

Morris Plains, New Jersey 07950

(973) 605-8200
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Adam O. Emmerich

Victor Goldfeld

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Immunomedics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on September 24, 2020, relating to the tender offer by Maui Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”) at a price per Share of $88.00, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5. This Amendment No. 5 is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding under a new section entitled “Expiration of the Offering Period” before the heading “Cautionary Note Regarding Forward-Looking Statements” on page 45 of the Schedule 14D-9 the following paragraphs:

“The Offer expired at one minute after 11:59 p.m., Eastern Time, on October 22, 2020. Computershare Trust Company, N.A. the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 188,227,162 Shares (not including 12,451,797 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered in satisfaction of such guarantee) were validly tendered and not validly withdrawn, representing approximately 81.38% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly (and in any event within three business days) pay for, all Shares tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Accordingly, pursuant to the Merger Agreement, Gilead and Purchaser will complete the acquisition of the Company on October 23, 2020 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company shareholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each outstanding Share (other than (i) Shares held by the Company (or held in the treasury of the Company), (ii) Shares held by Gilead, Purchaser or any other direct or indirect wholly owned subsidiary of Gilead and (iii) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the effective time of the Merger, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive $88.00, in cash, without interest.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Market. The Company and Gilead will take steps to cause the Shares to be deregistered under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMMUNOMEDICS, INC.

Dated: October 23, 2020	By:	/s/ Usama Malik
		Name:	Usama Malik
		Title:	Chief Financial Officer

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